SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2008

Commission File Number 0-28800
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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated November 19, 2008, entitled "UNDERGROUND OPERATIONS OF EAST RAND PROPRIETARY MINES LIMITED ("ERPM") TO BE PLACED ON CARE AND MAINTENANCE; SECTION 189A CONSULTATION PROCESS TO BEGIN."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 20, 2008   By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROO

("DRDGOLD")

Underground operations of East Rand Proprietary Mines Limited ("ERPM") to be placed on care and maintenance; Section 189A consultation process to begin

DRDGOLD announced today that it has advised unions of its intention to place on care and maintenance the underground operations of the ERPM mine of its 74%-owned operating subsidiary, DRDGOLD South African Operations (Pty) Limited, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine's 1 700 employees.

Underground mining at the ERPM mine was halted on 31 October 2008 when pumping infrastructure could no longer cope with rising underground water levels.

Management informed unions today that an investigation into the possibility of installing additional pumping infrastructure had confirmed a capital cost of some R115 million and a timeframe of more than 12 months.

The capital cost and the cost of maintaining the workforce on full pay are beyond the financial means of ERPM, which incurred a loss of R128.1 million after accounting for impairment of assets for the quarter ended 30 September 2008 and a loss of R102.7 million before tax in the previous financial year ended 30 June 2008.

In anticipation of placing ERPM's underground operation on care and maintenance, the decision was taken to proceed with the Section 189A process.

Randburg

19 November 2008

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